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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                                 RED HAT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                         (Title of Class of Securities)

                                  756577 10 2
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2001
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 756577 10 2
            -----------


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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Frank Batten, Jr.


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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    United States of America


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                          SOLE VOTING POWER
                     5    2,095,753 shares (see Item 4)
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    0 shares

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    2,095,753 shares (see Item 4)
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    0 shares

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    23,536,228 shares (see Item 4)


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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    13.9%


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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12    IN


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Item 1

     (a) Name of Issuer
         Red Hat, Inc.

     (b) Address of Issuer's Principal Executive Offices
         2600 Meridian Parkway
         Durham, North Carolina 27713.


Item 2

     (a) Name of Person Filing
         Frank Batten, Jr.

     (b) Address of Principal Business Office or, if none, Residence
         The address of the principal business office of Frank Batten, Jr., is c/o Landmark Communications, Inc., 150 W. Brambleton Avenue,
         Norfolk, Virginia 23510-2075.

     (c) Citizenship
         U.S.A.

     (d) Title of Class of Securities
         Common Stock, $.0001 Par Value

     (e) CUSIP Number
         756577 10 2

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
        Not Applicable.

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 23,536,228 shares.
          Shares beneficially owned includes 2,095,753 shares held of record by the Frank Batten, Jr. Trust (Mr. Batten has the power to vote such shares as sole acting trustee) and 21,440,475 shares held of record by the 1998 Frank Batten, Jr. Grantor Annuity Trust (Mr. Batten holds no voting power over such shares). Mr. Batten disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, and this statement shall not be deemed an admission that Mr. Batten is the beneficial owner of these shares for any purpose.

     (b)  Percent of class: 13.9%
          The foregoing percentage is based on 169,161,740 shares of Common Stock reported to be outstanding as of November 30, 2001 in a Form 10Q filed January 14, 2002.

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote
                2,095,753 shares

          (ii)  Shared power to vote or to direct the vote
                0 shares

          (iii) Sole power to dispose or to direct the disposition of 2,095,753 shares

          (iv) Shared power to dispose or to direct the disposition of 0 shares


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Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.
         Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable.

Item 9.  Notice of Dissolution of a Group
         Not Applicable.

Item 10. Certification
         Not Applicable. This Amendment to Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      February 6, 2002
                                              ----------------------------------
                                                            Date

                                                    /s/ Frank Batten, Jr.
                                              ----------------------------------
                                                          Signature


                                              ----------------------------------
                                                          Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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